

Saru Jayaraman · 3rd

Co-Founder at Restaurant Opportunities Centers United

Greater New York City Area · 376 connections · **Contact info**

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 **Restaurant Opportunities Centers United**

 **Simmons College**

About

Saru Jayaraman is the Co-Founder and Co-Director of the Restaurant Opportunities Centers United (ROC United) and Director of the Food Labor Research Center at University of California, Berkeley. After 9/11, together with displaced World Trade Center workers, she co-founded ROC, which now has more than 18,000 worker members, 200 employer partners, and several thousand consumer members in a dozen states nationwide. Saru is a graduate of Yale Law School and the Harvard Kennedy School of Government. She was listed in CNN's "Top10 Visionary Women" and recognized as a Champion of Change by the White House in 2014, and a James Beard Foundation Leadership Award in 2015. Saru authored Behind the Kitchen Door (Cornell University Press, 2013), a national bestseller, and most recently Forked: A New Standard for American Dining (Oxford University Press, 2016).

Experience



Co-Founder and Co-Director
Restaurant Opportunities Centers United
Apr 2002 – Present · 17 yrs 10 mos
Greater New York City Area



University of California, Berkeley
7 yrs 5 mos

 **Director, Food Labor Research Center**
Sep 2012 – Present · 7 yrs 5 mos
San Francisco Bay Area

 **Lecturer, Goldman School of Public Policy**
Sep 2012 – Present · 7 yrs 5 mos
San Francisco Bay Area

Education



Simmons College
Honorary Doctorate



Yale Law School
Doctor of Law (J.D.)



Harvard University, John F. Kennedy School of Government
M.P.P.
1996 – 1998

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Skills & Endorsements

Public Speaking · 4

Taria Vines and 3 connections have given endorsements for this skill

Community Outreach · 3

Josh Davda and 2 connections have given endorsements for this skill

Fundraising · 3

Josh Davda and 2 connections have given endorsements for this skill

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Accomplishments

5   **Honors & Awards**   ⌄
Annual Honoree · James Beard Leadership Award · White House: Champion of Change · Champion of Justice · Crain's Business Weekly's "40 Under 40"

2   **Publications**   ⌄
Forked: A New Standard for American Dining · Behind the Kitchen Door: The People Who Make and Serve Your Food

Interests

 **Restaurant Opportunities Center...**
442 followers

 **Harvard University**
1,280,021 followers

 **Yale Law School**
26,692 followers

 **Simmons University**
36,878 followers

 **University of California, Los Ange...**
652,493 followers

 **Harvard Kennedy School**
86,809 followers

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